

Notice to the Oslo Stock Exchange

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411



Date: 04.03.05

ORK – The EU Commission has approved Orkla ASA's acquisition of Chips Abp.

On 3 March 2005 the EU Commission approved Orkla ASA's ("Orkla") acquisition of Chips Abp ("Chips").

As of 2 March 2005, the share purchase offer had been accepted by shareholders who, together with "Orkla", own a total of 96 % of the shares and 97 % of the votes in "Chips".

The offer period expires today, 4 March 2005, and Orkla will publish information on the preliminary results of the offer on 7 March 2005.

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